January 11, 2016

VIA ELECTRONIC TRANSMISSION

Mr. Chad Eskildsen

Senior Staff Accountant

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff Comments Regarding AmericaFirst Quantitative Funds June 2015 Annual Report and Related Matters (File Nos. 333-179594; 811-22669)

Dear Mr. Eskildsen:

This correspondence is submitted in response to the Staff's comment received on December 14, 2015 related to the June 30, 2015 annual report ("Annual Report") for AmericaFirst Quantitative Funds (the "Registrant") on behalf of the AmericaFirst Defensive Growth Fund, AmericaFirst Income Trends Fund, AmericaFirst Absolute Return Fund, AmericaFirst Quantitative Strategies Fund and AmericaFirst Seasonal Trends Fund, each a series of the Registrant (each a "Fund" or together the "Funds"). We have included a summary of the comments and the Registrant's response thereto.

Comment 1

Form 40-17G filed on 2/14/15 – In future fidelity bond filings please include a statement that the premiums were paid and the period covered by the premium payment. See Rule 17G-1(g).

Response

The Registrant undertakes to include a statement that the premiums were paid and disclose the period covered by the premium payment in future fidelity bond filings.

Comment 2

Management's Discussion of Fund Performance – In future filings, please include a more-specific description of the factors that materially affected each Fund's performance including the relevant market conditions and the investment strategies and techniques used by the Fund's investment adviser, as per Item 27(b)(7)(i) of Form N-1A.

Response

The Registrant undertakes to include, in future annual reports, a more-specific description of the factors that materially affected each Fund's performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund's investment adviser.

Comment 3

Income Trends Return of Capital –

(A) Please confirm that the Income Trends Fund distributed the Section 19(a) notices to shareholders, when it made a distribution that included a return of capital.

(B) In any marketing materials or website posting, please refrain from referring to a return of capital distribution using dividend or yield as this will be misleading to shareholders.

Response

(A) The Registrant confirms Section 19(a) notices were distributed to shareholders.

(B) The Registrant undertakes to refrain from using dividend or yield to refer to a return of capital distribution.

Comment 4

Growth Fund Class I Expense Cap – The Fund's financial highlights show the Fund incurred net expenses of 2.07% for the fiscal year ended June 30, 2015, yet the expense cap states that the Fund's investment adviser caps expenses at 1.94%. Please explain this apparent discrepancy.

Response

The Registrant notes that the expense cap excluded certain items such as acquired fund fees and expenses. However, part way through the year the exclusions were modified to remove interest expense and short selling expense from the exclusions. Consequently, 2.07% net expenses of the Fund represent a blend of expense cap structures that were in place during the year.

Comment 5

Summary Prospectuses – Please confirm that the Registrant uses summary prospectus in conformity with Rule 497(k) and that potentially stale summary prospectuses will be promptly removed from any Funds-related website.

Response

The Registrant confirms that it uses summary prospectus in conformity with Rule 497(k) and undertakes that potentially stale summary prospectuses will be promptly removed from any Funds-related website on or as of the date they are supplanted by a more-recent prospectus.

Comment 6

Variations in Expense Caps – For all Funds other than Seasonal Trends, the differential exclusions for interest and short selling expenses contained in expense cap limits for Class I shares suggest that Class I shares may have been favored in a manner inconsistent with Rule 18f-3. Please resolve this apparent inconsistency.

Response

The Registrant notes that SEC staff guidance has indicated that share class expense cap structures may differ, so long as each class is paying the same advisory fee, which is true here. The Registrant further notes that it does not believe that interest and short selling expenses are expenses related to the management of a Fund's assets, but rather other expenses related to investment strategy. The Registrant believes that this view is consistent with the import of Rule 18f-3(a)(1)(ii) (permitting variation in share class expenses to be affirmatively borne by a share class (without reaching the topic of waivers or reimbursements)) and Rule 18f-3(b) (permitting waiver and reimbursement of expenses).

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Sincerely,

/s/ Parker D. Bridgeport

Parker D. Bridgeport